UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: March 20, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Final Order dated March 17, 2023 (“Order”) passed by the Hon’ble National Company Law Tribunal, Mumbai Bench, Mumbai (“NCLT”) for inter alia sanctioning the composite scheme of amalgamation (“Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, wholly-owned subsidiaries of Housing Development Finance Corporation Limited (“HDFC Limited”) with and into HDFC Limited; and (ii) HDFC Limited with and into HDFC Bank Limited (“HDFC Bank”)

March 20, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub:

Final Order dated March 17, 2023 (“Order”) passed by the Hon’ble National Company Law Tribunal, Mumbai Bench, Mumbai (“NCLT”) for inter alia sanctioning the composite scheme of amalgamation (“Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, wholly-owned subsidiaries of Housing Development Finance Corporation Limited (“HDFC Limited”) with and into HDFC Limited; and (ii) HDFC Limited with and into HDFC Bank Limited (“HDFC Bank”)

This is in connection with our letter dated April 4, 2022, informing about the decision taken by the board of directors of HDFC Bank approving the Scheme under Sections 230 to 232 of the Companies Act, 2013 (“Companies Act”), the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 and other rules and regulations framed thereunder, subject to receipt of various statutory and regulatory approvals.

We further refer to our letter dated December 8, 2022, vide which, we had informed that a Joint Company Scheme Petition had been e-filed on December 7, 2022 with NCLT, in accordance with Sections 230-232 of the Companies Act, 2013 and rules thereunder by HDFC Investments Limited, HDFC Holdings Limited, HDFC Limited and HDFC Bank, seeking the sanction of the NCLT for the Scheme.

We now wish to inform you that the NCLT has, vide its Order of today i.e. March 17, 2023, sanctioned the Scheme. The Order has been uploaded on the NCLT website and is available at https://nclt.gov.in/case-details?bench=bXVtYmFp&filing_no=MjcwOTEzODA3NzI0MjAyMg==. The Order as available on the NCLT website has also been uploaded on the website of HDFC Bank. The certified copy of the Order is awaited.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary

Encl.:a/a.